                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                          NEXTLINK COMMUNICATIONS, INC.
                                (Name of Issuer)


                      CLASS A COMMON STOCK, $.02 PAR VALUE
                         (Title of Class of Securities)


                                    65333H707
                                 (CUSIP Number)

       C. JAMES JUDSON, ESQ.                         BRUCE R. LEDERMAN
          General Counsel                             Latham & Watkins
  Eagle River Investments, L.L.C.             633 West Fifth Street, Suite 400
        2300 Carillon Point                    Los Angeles, California 90071
  Kirkland, Washington 98033-7353                       213-485-1234
            425-828-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 3, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D

CUSIP No. 65333H707

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Eagle River Investments, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a[ ]
                                                                      b[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
             WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
             Washington

                                    7.      SOLE VOTING POWER
                                            None

     SHARES                         8.      SHARED VOTING POWER
  BENEFICIALLY                              18,871,786
    OWNED BY
   REPORTING                        9.      SOLE DISPOSITIVE POWER
     PERSON                                 None
      WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            18,871,786

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             18,871,786

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             50.8%

14.      TYPE OF REPORTING PERSON*
             OO

SCHEDULE 13D

CUSIP No. 65333H707

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Eagle River, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a[ ]
                                                                      b[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
             WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
             Washington

                                    7.      SOLE VOTING POWER
                                            None

     SHARES                         8.      SHARED VOTING POWER
  BENEFICIALLY                              18,878,406
    OWNED BY
   REPORTING                        9.      SOLE DISPOSITIVE POWER
     PERSON                                 None
      WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            18,878,406

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             18,878,406

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             50.8%

14.      TYPE OF REPORTING PERSON*
             CO

SCHEDULE 13D

CUSIP No. 65333H707

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Craig O. McCaw

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a[ ]
                                                                      b[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
             PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
             Washington

                                    7.      SOLE VOTING POWER
                                            266,466

     SHARES                         8.      SHARED VOTING POWER
  BENEFICIALLY                              18,878,406
    OWNED BY
   REPORTING                        9.      SOLE DISPOSITIVE POWER
     PERSON                                 None
      WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            18,878,406

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             19,144,872

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             51.1%

14.      TYPE OF REPORTING PERSON*
             IN

SCHEDULE 13D

CUSIP No. 65333H707

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Dennis Weibling

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a[ ]
                                                                      b[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
             00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
             Washington

                                    7.      SOLE VOTING POWER
                                            1,500

     SHARES                         8.      SHARED VOTING POWER
  BENEFICIALLY                              18,871,786
    OWNED BY
   REPORTING                        9.      SOLE DISPOSITIVE POWER
     PERSON                                 1,500
      WITH
                                    10.     SHARED DISPOSITIVE POWER
                                            18,871,786

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             18,873,286

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             50.1%

14.      TYPE OF REPORTING PERSON*
             IN

SCHEDULE 13D

CUSIP No. 65333H707

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wendy P. McCaw

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      a[ ]
                                                                      b[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
             00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
             Washington

                                    7.      SOLE VOTING POWER
                                            9,722,649

     SHARES                         8.      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
   REPORTING                        9.      SOLE DISPOSITIVE POWER
     PERSON                                 9,722,649
      WITH
                                    10.     SHARED DISPOSITIVE POWER


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             9,722,649

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             34.7%

14.      TYPE OF REPORTING PERSON*
             IN

     This statement amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the "Commission") on October 20, 1997 and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Explanatory Note:
----------------

     As a result of executing a NEXTLINK Stock Distribution Agreement (the "Agreement") in connection with a portion of the settlement of a divorce action between Mr. Craig O. McCaw and Mrs. Wendy P. McCaw effective as of November 3, 1997, Eagle River Investments, L.L.C., a Washington limited liability company that is controlled by Mr. McCaw ("Eagle River"), Eagle River, Inc. ("ER Inc."), a Washington corporation, Mr. McCaw and Mr. Dennis Weibling, each a member of Eagle River, may be deemed, for the purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), to have formed a "group" with Mrs. McCaw. Eagle River, ER Inc., Mr. McCaw, Mr. Weibling and Mrs. McCaw are sometimes referred to herein as the "Reporting Persons."

Item 4.  Purpose of Transaction.

     Item 4 is hereby amended and restated in its entirety as set forth below:

     Eagle River acquired the securities reported in Item 5 in connection with the formation of the Issuer and in connection with additional equity contributions prior to April 1997.

     In connection with the settlement of a divorce action between Mr. McCaw and Mrs. McCaw, pursuant to the Agreement, Mr. McCaw and Eagle River have agreed to transfer beneficial and record ownership to Mrs. McCaw of 9,722,649 shares of Class B Common Stock. The Class B Common Stock is convertible, at any time and on a one-for-one basis, for shares of Class A Common Stock, which is registered pursuant to Section 12(g) of the Exchange Act.

     In connection with the transfer, effective as of November 3, 1997, Eagle River, Mr. McCaw and Mrs. McCaw entered into the Agreement. In connection with the execution of the Agreement, Mrs. McCaw granted to Mr. McCaw an irrevocable proxy, which provides that for so long as Mrs. McCaw owns shares of Class B Common Stock, Mr. McCaw will have the right to vote such of Mrs. McCaw's shares of Class B Common Stock as are necessary for Mr. McCaw to have 51% of the voting power of the Issuer, but this right shall expire after Mr. McCaw has sold 50% or more of his existing shares of Class B Common Stock. In addition, Eagle River and Mr. McCaw have agreed to vote, and to cause all of Mr. McCaw's affiliates to vote, all shares of the Issuer owned or held of record by them, or as to which they hold proxies, in favor of Mrs. McCaw's designate to the Board of Directors of the Issuer, should Mrs. McCaw elect to exercise her right to do so. Mrs. McCaw's right to designate a member of the Issuer's Board of Directors shall expire after Mrs. McCaw has sold 50% or more of the aggregate number of shares of the Issuer held by her upon the distribution of the shares contemplated by the Agreement or the combined voting power of Mrs. McCaw, Mr. McCaw, Eagle River, Nextlink, Inc. and all other affiliates of Mr. McCaw is insufficient to elect three directors to the Issuer's Board of Directors.

     The Agreement also provides that none of Mr. McCaw, Eagle River or Mr. McCaw's other affiliates (other than the Issuer) owning shares of capital stock of the Company (the "COM Holders") may sell, assign, or otherwise transfer in any transaction or series of related transactions (a "Sale") either (i) fifty percent or more of the shares of capital stock of the Company (the "Stock") held by them at the time of such Sale or (ii) that number of shares of Stock that results in Mr. McCaw and his affiliates ceasing to be able to elect a majority of the Board of Directors of the Issuer without triggering certain tag-along sale rights of Mrs. McCaw. Upon receipt of notice of any Sale, Mrs. McCaw, on her own behalf and on behalf of the WPM Holders (as defined below) shall have the right to participate on a pro rata basis in such Sale upon the same terms and conditions.

     In addition, the Agreement provides that if any or all of the COM Holders (the "Transferring Holders") agree to effect or engage in a Sale of at least 51% of the total shares of Stock then held by all of the COM Holders in a bona fide arm's-length transaction with a third party that is not an affiliate, then the Transferring Holders may elect to require Mrs. McCaw and all of her affiliates that own shares of capital stock of the Issuer (the "WPM Holders") to vote all of the shares of Stock held by them affirmatively for the transaction and to sell to the proposed purchaser all or part of the Applicable Percentage (as defined below) of the total number of shares of Stock then held by the WPM Holders, concurrently with the sale by the Transferring Holders and at the same price per share. In addition, in the case of such a transaction involving an affiliate of COM, the Transferring Holders shall have the same rights, but Mrs. McCaw may elect to either accept the transaction price or have the price paid for her shares be in cash at fair market value as subsequently determined by any court of competent jurisdiction. As used in the Agreement, Applicable Percentage means the percentage of the total number of shares then held by all of the COM Holders that is proposed to be sold or transferred by the Transferring Holders.


     The Reporting Persons may from time to time seek to increase, reduce or dispose of their investment in the Issuer in the open market, in privately negotiated transactions, or otherwise. The determination to effect any such transactions will depend on, among other things, the market price, availability of funds, borrowing costs, market conditions, tax considerations, developments affecting the Issuer and the Reporting Persons, other opportunities available to the Reporting Persons and other considerations.

     In connection with the execution of the Agreement, Mrs. McCaw has entered into a Lock-up Agreement, on terms substantially the same as such an agreement entered into by Eagle River, providing that Mrs. McCaw will not sell or dispose of any shares of Class A Common Stock or any security convertible into Class A Common Stock for a period of six (6) months retroactive to September 25, 1997, without the prior written consent of Salomon Brothers Inc.

     As a result of the beneficial ownership of 54.8% of the Class B Common Stock, Eagle River controls the Issuer. As a result, Mr. McCaw, who is the controlling member of Eagle River, will have the ability to control the direction and future operations of the Issuer.

     From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of the Issuer in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D, including, without limitation, such matters as disposing of or selling all or a portion of the Issuer or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy.

     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

     Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of Issuer

     Item 5 is hereby amended and restated in its entirety as set forth below:

     (a) and (b). (i) Eagle River may be deemed to have voting and investment power with respect to 28,594,435 Class B Common Stock, which are convertible into 28,594,435 Class A Common Stock at any time. Such shares of Class B Common Stock represent 83.1% of the Class B Common Stock and 61.0% of the Class A Common Stock determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. Eagle River shares voting and investment power with ER Inc. and Mr. McCaw, and may be deemed to share voting power with Mrs. McCaw. Eagle River disclaims beneficial ownership in 9,722,649 shares of Class B Common Stock beneficially owned by Mrs. McCaw.

     (ii) ER Inc. may be deemed to have voting and investment power with respect to 28,594,435 shares of Class B Common Stock, which are convertible into 28,594,435 shares of Class A Common Stock at any time and an additional 6,620 shares of Class A Common Stock pursuant to options to acquire such Class A Common Stock that are exercisable within 60 days. Such shares of Class B Common Stock represent 83.1% of the Class B Common Stock and 61.0% of the Class A Common Stock determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. ER Inc. shares voting and investment power with Eagle River and Mr. McCaw with respect to the 28,594,435 shares of Class A Common Stock and may be deemed to share voting power with Mrs. McCaw. ER Inc. disclaims beneficial ownership in 9,722,649 shares of Class B Common Stock beneficially owned by Mrs. McCaw.

     (iii) Mr. McCaw may be deemed to have voting and investment power with respect to 28,860,901 shares of Class B Common Stock, which are convertible into 28,860,901 shares of Class A Common Stock at any time and an additional 6,620 shares of Class A Common Stock pursuant to options to acquire such Class A Common Stock that are exercisable within 60 days. Such shares of Class B Common Stock represent 83.9% of the Class B Common Stock and 61.2% of the Class A Common Stock determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. Mr. McCaw shares voting and investment power with Eagle River and ER Inc. with respect to 28,594,435 shares of Class A Common Stock, and may be deemed to share voting power with Mrs. McCaw. Mr. McCaw disclaims beneficial ownership in 9,722,649 shares of Class B Common Stock beneficially owned by Mrs. McCaw.

     (iv) Mr. Weibling may be deemed to have voting and investment power with respect to 28,594,435 shares of Class B Common Stock, which are convertible into 28,594,435 shares of Class A Common Stock at any time as a result of his membership in Eagle River, and an additional 1,500 shares of Class A Common Stock that are held in trust for Mr. Weibling's minor children. Such shares of Class B Common Stock represent 83.1% of the Class B Common Stock and 61.0% of the Class A Common Stock determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. Mr. Weibling may be deemed to share voting and investment power with Eagle River, ER Inc. and Mr. McCaw, and voting power with Mrs. McCaw. Mr. Weibling disclaims beneficial ownership in all securities held by Eagle River, except to the extent of his pecuniary interest therein. Mr. Weibling also disclaims beneficial ownership in 9,722,649 shares of Class B Common Stock beneficially owned by Mrs. McCaw.

         (v) Mrs. McCaw may be deemed to have voting and investment power with respect to 28,860,901 shares of Class B Common Stock, which are convertible into 28,860,901 shares of Class A Common Stock at any time, 1,500 shares of Class A Common Stock and an additional 6,620 shares of Class A Common Stock pursuant to options to acquire such Class A Common Stock that are exercisable within 60 days. Such shares of Class B Common Stock represent 83.9% of the Class B Common Stock and 61.2% of the Class A Common Stock determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. Mrs. McCaw may be deemed to share voting power and investment power with Eagle River, ER Inc., Mr. McCaw and Mr.
Weibling. Mrs. McCaw disclaims beneficial ownership of an aggregate of 19,138,252 shares of Class B Common Stock and 8,120 shares of Class A Common Stock beneficially owned by Mr.
McCaw, Eagle River, ER Inc. and Mr. Weibling.

     All percentages contained in this Schedule 13D have been calculated based upon 34,406,523 shares of Class B Common Stock outstanding and 18,290,429 shares of Class A Common Stock outstanding, each as of October 1, 1997, the closing date of the Issuer's initial public offering.

     (c) There have been no transactions in shares of Class A Common Stock by the Reporting Persons or, to the best knowledge of the Reporting Persons, by any of Eagle River's or ER Inc.'s executive officers and executive officers and directors, respectfully, since the last filing of the Schedule 13D.

     (d) To the knowledge of the Reporting Persons, no person other than each respective record owner referred to herein of shares of Class A Common Stock or Class B Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Class A

Common Stock and Class B Common Stock, except that the respective members and shareholders, as relevant, of Eagle River and ER Inc. have the right to participate in the receipt of dividends from or proceeds of the sale of, the shares of Class A Common Stock and Class B Common Stock held for their respective accounts.

     (e) Not applicable.

Item 7.  Material to be Filed as Exhibits

Exhibit 99.1    NEXTLINK Stock Distribution Agreement, by and among
                Wendy P. McCaw, Craig O. McCaw, Eagle River Investments, L.L.C. and NEXTLINK Communications, Inc. as to certain provisions, dated as of November 3, 1997.

Exhibit 99.2 Joint Filing Agreement among the Reporting Persons dated as of October 20, 1997 (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed on October 20, 1997).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 1997


                              EAGLE RIVER INVESTMENTS, L.L.C.



                              By: \s\ C. James Judson
                                  -------------------
                                  C. James Judson
                                  Vice President

                              EAGLE RIVER, INC.



                              By: \s\ C. James Judson
                                  -------------------
                                  C. James Judson
                                  Vice President



                                   \s\ Craig O. McCaw
                                   ------------------
                                   Craig O. McCaw




                                   \s\ Dennis Weibling
                                   -------------------
                                   Dennis Weibling




                                   \s\ Wendy P. McCaw
                                   ------------------
                                   Wendy P. McCaw